Exhibit 99.2

Wellchange Holdings Company Limited

Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street, Kowloon, Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for a Meeting of Holders of Class B Ordinary Shares

To be held on Wednesday, September 2, 2026 at 10:00 a.m. Hong Kong Time (Tuesday, September 1, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Mr. Shek Kin Pong as proxy with full power of substitution, to represent and to vote as set forth herein all the Class B ordinary shares of Wellchange Holdings Company Limited (the “Company”) which the undersigned is entitled to vote at the Class B Meeting and any adjournments or postponements thereof. If no designation is made, the proxy, when properly executed, will be voted “FOR” Item 1.

Item 1. By a special resolution of the holders of Class B Ordinary Shares, being the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Class B Ordinary Shares present in person or by proxy and entitled to vote at the Class B Meeting, to approve, insofar as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, (i) the Class A Share Consolidation (the consolidation of every five (5) issued and unissued Class A Ordinary Shares into one (1) Class A Ordinary Share, at an aggregate ratio of one-for-five (1-for-5)) and (ii) the adoption of the sixth amended and restated memorandum and articles of association of the Company, all as more fully described in the accompanying Proxy Statement (the “Class B Proposal”).

☐ For ☐ Against ☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature: __________________________________

Signature (Joint Owners): __________________________________

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

VOTING INSTRUCTIONS

To vote by Internet: visit www.proxyvote.com or scan the QR code on your voting card. To vote by Telephone: call the telephone number on your voting card. To vote by Mail: check the appropriate boxes, sign, date and return your voting card in the enclosed envelope. The latest we will accept voting is August 31, 2026, at 10:00 a.m. Hong Kong Time (August 30, 2026, at 10:00 p.m. Eastern Time).